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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                       Healthcore Medical Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    42220B101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Adam D. Eilenberg
                    Ehrenreich Eilenberg Krause & Zivian LLP
                         11 East 44th Street, 17th Floor
                              New York, N.Y. 10017
                                 (212) 986-9700
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 October 1, 1998
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.   42220B101                 13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                           SIGA Pharmaceuticals, Inc.
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


                                       DE
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
   NUMBER OF           300,800 (including 149,800 Warrants
     SHARES                     exercisable at $6.50 per share)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             300,800 (including 149,800 Warrants
                                exercisable at $6.50 per share)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       300,800 (including 149,800 Warrants exercisable at $6.50 per share)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     5.003% (taking into account only shares of Common Stock; 9.50% if also including 149,800 Warrants exercisable at $6.50 per share)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*



                                       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  42220B101                   13D

                                  Schedule 13D


Item 1. Security and Issuer

This statement relates to the Class A Common Stock, $.01 par value ("Common Stock"), of Healthcore Medical Solutions, Inc. (the "Issuer"), which has its principal executive office at 11904 Blue Ridge Boulevard, Grandview, MO 64030.

Item 2. Identity and Background

The Reporting Person is SIGA Pharmaceuticals, Inc., a development stage biopharmaceutical company incorporated in Delaware, with an address of 420 Lexington Avenue, New York, NY 10170. During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source of Funds or Other Consideration

The Reporting Person acquired an aggregate of 1,200 shares of Common Stock at a price of $.875 and $1.16 and 149,800 units ("Units"), each Unit consisting of one share of Common Stock and one currently exercisable Warrant (the "Warrants") to purchase one share of Common Stock (at an exercise price of $6.50 per share), in several open market purchases from September 11, 1998 through October 15, 1998 at an average purchase price of $ 1.11 per Unit. The Reporting Person used its working capital to effect the purchases.

The Reporting Person currently holds 151,000 shares of Common Stock, which represents 5.003% of the class of Common Stock. The Reporting Person also holds 149,800 Warrants that are included in the Units, which are currently exercisable, even though the exercise price of the Warrants is substantially in excess of the current market price for the Common Stock. The Reporting Person currently has no intention of exercising any of the Warrants. If the shares of Common Stock issuable upon exercise of the Warrants are included with the shares of Common Stock currently held by the Reporting Person, as provided in Rule 13(d)-(3)(d) under the Securities Exchange Act of 1934, as amended, the percentage of the entire class of Common Stock beneficially held by the Reporting Person is 9.50%.

Item 4. Purpose of Transaction

The Reporting Person acquired the shares of Common Stock and the Units for investment purposes. The Reporting Person intends to request a meeting with management and/or representatives of the Board of Directors of the Issuer for the purpose of discussing methods of maximizing or enhancing shareholder value.

While the Reporting Person has no present intention to purchase any additional shares of Common Stock or Units, it may, depending upon its evaluation of the Issuer's business and prospects, determine to increase or decrease or dispose of its position in the Issuer. In making any such determination, the Reporting Person will also take into consideration other available business opportunities and general economic conditions.

Item 5. Interest in Securities of the Issuer

See Items 7 through 13 of the Schedule 13D cover page.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Materials to be Filed as Exhibits.

None.

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 15, 1998

                                           SIGA PHARMACEUTICALS, INC.

                                           By: /s/ JUDSON A. COOPER
                                              ----------------------------------
                                               Name:  Judson A. Cooper
                                               Title: Chairman of the Board